Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt about the contents of this document or the action you should take, you should immediately consult your stockbroker, bank manager, solicitor, accountant, or other independent professional adviser. If you have recently sold or transferred all of your shares in Polestar Automotive Holding UK PLC, you should forward this document and the accompanying documents to your bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. If you have sold or transferred only part of your holdings, you should retain these documents.

The Notice of Annual General Meeting to be held at the offices of Kirkland & Ellis International LLP, 30 St Mary Axe, London, EC3A 8AF, United Kingdom at 12:00 p.m. on 28 June 2023 is set out at the end of this document. Shareholders may submit a proxy vote using the form of proxy enclosed.

Proxymity Voting – if you are an institutional investor you may also be able to appoint a proxy electronically via the Proxymity platform, a process which has been agreed by the Company and approved by the Registrar. For further information regarding Proxymity, please go to www.proxymity.io. Your proxy must be lodged by 10:00 am on 24 June 2023 in order to be considered valid. Before you can appoint a proxy via this process you will need to have agreed to Proxymity’s associated terms and condition. It is important that you read these carefully as you will be bound by them and they will govern the electronic appointment of your proxy. A proxy may also be appointed by CREST members, by using the CREST electronic proxy appointment service.

POLESTAR AUTOMOTIVE HOLDING UK PLC

(incorporated and registered in England and Wales under number 13624182)

NOTICE OF ANNUAL GENERAL MEETING 2023

to be held at the offices of Kirkland & Ellis International LLP, 30 St Mary Axe, London, EC3A 8AF, United Kingdom

at 12:00 pm (British Summer Time) on 28 June 2023.

No person should construe the contents of this document as legal, tax or financial advice and recipients of this document should consult their own advisers as to the matters described in this document.

Cautionary note regarding forward-looking statements

This document contains statements about the Company that are or may be “forward-looking statements” within the meaning of the safe harbour provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this document may be forward-looking statements. Without limitation, any statements preceded or followed by, or that include, the words “targets”, “plans”, “believes”, “expects”, “aims”, “intends”, “will”, “may”, “should”, “anticipates”, “estimates”, “projects” or words or terms of similar substance or the negative thereof, are forward-looking statements. These statements include, but are not limited to, the timing of the Annual General Meeting, the presence of Directors at the Annual General Meeting, the acceptance of proxies, and the performance of information technology and other providers These forward-looking statements are not guarantees of future performance and have not been reviewed by the auditors of the Company. Any forward-looking statements are based on the Company’s current expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements, many of which are beyond the Company’s control. These risks and uncertainties include, but are not limited to, the potential impact of the COVID-19 pandemic and the performance of information technology and third-party service providers These and other factors are discussed in the “Risk Factors” section of filings that the Company makes with the SEC, including its Annual Report on Form 20-F for the year ended 31 December 2022 filed with the SEC on 14 April 2023. All forward-looking statements contained in this document are based on information available to the Directors of the Company at the date of this document, unless some other time is specified in relation to them, and the posting or receipt of this document shall not give rise to any implication that there has been no change in the facts set forth herein since such date. The Company undertakes no duty to update this information, expect as is required by law.

Notice to persons outside the United Kingdom

The distribution of this document in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

6 June 2023

Dear fellow shareholder,

Polestar Automotive Holding UK PLC’s first Annual General Meeting (‘AGM’) will be held at 12:00 p.m. (BST) on Wednesday, 28th June 2023 at the offices of Kirkland & Ellis, 30 St Mary Axe, London, EC3A 8AF, United Kingdom.

It has been a very important year for the Polestar Group. On 24 June 2022, Polestar Automotive Holding UK PLC was admitted to trading on the Nasdaq Stock Exchange. I want to thank all those within the business that helped in this achievement through their extraordinary effort and dedication in difficult market conditions.

The Board and I look forward to our continued engagement with you, our shareholders. The AGM is an important opportunity for the Board to request from members authority on important subjects as the Company continues on its journey as a listed entity and pursues our ambition to improve society by using design and technology to accelerate the shift to sustainable mobility.

Voting

The Notice of AGM, which follows this letter, sets out the business to be considered at the meeting. Explanatory notes on each resolution are set out on pages 4 to 6 of this document. Voting on each of the resolutions to be put to shareholders at the AGM will be conducted by a poll. This is in line with best practice and ensures a more accurate final result which reflects the voting preferences of all shareholders who have lodged a proxy vote. Please submit a proxy vote in advance of the proxy deadline. Guidance on the appointment of proxies, corporate representatives and voting can be found on page 7 of this notice.

The results of the voting will be published on the Company’s website as soon as practicable after the AGM.

Remuneration Policy

As this is the first AGM of the Company, the Company’s Remuneration Policy is being laid before shareholders for approval. The Remuneration Policy has been developed by the Board, taking into account the advice of the Company’s remuneration consultants, Mercer. The Company may not make a remuneration payment or pay for the loss of office to a person who is, or is to become, or has been, a director of the company unless that payment is consistent with the latest approved Directors’ Remuneration Policy or has otherwise been approved by a resolution of shareholders. Further details can be found on page 4 of this notice.

External Auditor

We are seeking shareholders’ approval for the appointment of Deloitte LLP and Deloitte AB (together, ‘Deloitte’) as the Company’s external auditor. A full tender process was undertaken by the Polestar group in 2019, with Deloitte subsequently appointed. The Audit Committee reviewed their terms of engagement, their independence and objectivity and will undertake a review of Deloitte’s effectiveness pertaining to this year’s audit process during 2023. The Audit Committee concluded that it considers Deloitte to be independent and objective in their duties and will continue to keep such matters under review. As such we are proposing Deloitte be appointed as the Company’s external auditor.

Election of Directors

Class I Directors, namely Messrs David Richter, Donghui (Daniel) Li and Thomas Ingenlath, stand for election at the AGM. This is in line with the Articles of Association of the Company, article 83.1. Further details and these Director’s Biographies can be found on pages 4 and 5 of this Notice.

Recommendation

The Board considers that all the proposed Resolutions set out in this Notice of AGM are in the best interests of the Company and its shareholders as a whole. Accordingly, the Directors unanimously recommend that you vote in favour of each Resolution, as they themselves intend to do in respect of their own beneficial shareholdings in the Company.

I want to thank shareholders for their continued support and investment into Polestar and its vision.

Yours faithfully,

Håkan Samuelsson

Chairman

Notice of Annual General Meeting

Notice is hereby given that the first Annual General Meeting (‘AGM’) of Polestar Automotive Holding UK PLC (the ‘Company’) will be held at the offices of Kirkland & Ellis International LLP, 30 St Mary Axe, London, EC3A 8AF, United Kingdom on Wednesday, 28th June 2023 at 12:00 p.m. (British Summer Time). You will be asked to consider and, if thought fit, pass the following resolutions below.

Resolutions 1 to 8 will be proposed as ordinary resolutions. For an ordinary resolution to be passed, a simple majority of the votes cast must be in favour of the resolution. Resolutions 9 and 10 will be proposed as special resolutions. For a special resolution to be passed, at least 75% of the votes cast must be in favour of the resolution.

Ordinary Resolutions

Resolution 1: Report and accounts

To receive the Company’s annual report and audited financial statements for the period ended 31 December 2022.

Resolution 2: Directors’ remuneration report

To receive and approve the Directors’ Remuneration Report for the period ended 31 December 2022.

Resolution 3: Remuneration policy

To receive and approve the Remuneration Policy.

Resolution 4: Election of director

To elect Mr Thomas Ingenlath as a Director.

Resolution 5: Election of director

To elect Mr Donghui (Daniel) Li as a Director.

Resolution 6: Election of director

To elect Mr David Richter as a Director.

Resolution 7: Reappointment of auditor

To appoint Deloitte LLP and Deloitte AB (together the “Auditor”) as auditor of the Company, to hold office from the conclusion of this meeting until the conclusion of the next annual general meeting of the Company at which the Company’s financial statements are laid before the shareholders.

Resolution 8: Remuneration of auditor

To authorise the Audit Committee to determine the remuneration of the Auditor.

Special Resolutions

Resolution 9: Purchase of own shares

That, the Company is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 693(4) of the Companies Act 2006) of Ordinary Class A Shares of 0.01 cents each in the capital of the Company provided that:

(i)	the maximum number of Ordinary Class A shares hereby authorised to be purchased is 70,156,338;
(ii)	the minimum price (exclusive of expenses) which may be paid for each Ordinary Class A share is 0.01 cents per share;

(iii)

the maximum price (exclusive of expenses) which may be paid for an ordinary share is, in respect of an ordinary share contracted to be purchased on any day, the higher of (a) an amount equal to 105% of the average of the middle market quotations of an ordinary share of the Company derived from the Nasdaq Daily Official List for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased and (b) an amount equal to the higher of the price of the last independent trade of an ordinary share and the highest current independent bid for an ordinary share on the trading venue where the purchase is carried out; (iv) the authority hereby conferred shall expire at the close of the AGM in 2024 or 18 months from the date of this resolution (whichever is earlier) (unless previously renewed, varied or revoked by the Company in general meeting); and

(iv)

during the relevant period the Company may make a contract to purchase ordinary shares under this authority prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract as if the authority had not expired.

Resolution 10: Notice of general meetings

To authorise the calling of general meetings of the Company (not being an annual general meeting) by notice of at least 14 clear days.

on behalf of Computershare Company Secretarial Services Limited, Company Secretary

6 June 2023

Registered office

The Pavilions

Bridgwater Road

Bristol BS13 8AE

United Kingdom

Explanation of the Resolutions

Resolution 1: Report and Accounts

The Board presents the Annual Report and Financial Statements of the Company for the year ended 31 December 2022.

Resolution 2: Directors’ Remuneration Report

The Directors’ Remuneration Report can be found within the Company’s Annual Report and Financial Statements for the year ended 31 December 2022. The Remuneration Policy does not form part of the Directors’ Remuneration Report for the purposes of resolution 2.

The vote on the Directors’ Remuneration Report is advisory in nature and therefore not binding on the Company.

Resolution 3: Remuneration Policy

The Remuneration Policy is contained in the Directors’ Remuneration Report that is part of the Annual Report and Financial Statements for the year ended 31 December 2021. It sets out the policy of the Company with respect to the making of remuneration payments and payments for loss of office to the Directors.

Section 439A Companies Act 2006 requires quoted companies to present to their shareholders a Remuneration Policy for approval at the first Annual General Meeting following listing, and at least every three years thereafter (unless the Directors wish to change the policy within that three-year period). Therefore, this resolution seeks shareholder approval of the Remuneration Policy which, if passed, will take effect at the conclusion of the AGM.

Once effective, all future payments to Directors, past and present, must normally comply with the terms of the policy, unless specifically approved by shareholders at a general meeting.

Resolutions 4-6: Election of Directors

In accordance with the Company’s Articles of Association, the Class I Directors, will stand for election at the AGM.

Resolutions 4 to 6 propose the election by separate ordinary resolutions by the Company’s shareholders.

The Nominating and Governance Committee has reviewed the independence of each Class I Non-executive Director. After understanding any relationships with the Company, the Nominating and Governance Committee noted that David Richter was independent.

The Nominating and Governance Committee has also reviewed and concluded that David Richter, being the sole independent Non-Executive Director to be stand for election, possessed the necessary mix of skills and experience to continue to contribute effectively to the Company’s long-term sustainable success. Further, notwithstanding his other appointments, the Board is satisfied that David Richter is able to commit sufficient and appropriate time to his Board responsibilities.

Donghui (Daniel) Li was appointed by virtue of his relationship with PSD Investment Limited and is employed by Zhejiang Geely Holding. and is therefore not considered independent.

The biographical details of the Directors standing for re-election, setting out the skills and experience that each brings to the Board, can be found below.

Thomas Ingenlath

CEO

Executive Director

Appointed

13 April 2022

Nationality

German

Outside Interests

N/A

Skills and Experience

Thomas was appointed Chief Executive Officer of Polestar in 2017 and has led the Polestar brand from conception and launch to becoming operational, with vehicles on the road across three continents.

Prior to joining Volvo, Thomas built 20 years’ experience working in top design positions at Audi, Volkswagen and Škoda. These roles culminated in his appointment as Director for Design at the Volkswagen Design Centre in Potsdam, designing for all brands of the Volkswagen Group.

Thomas holds a Diploma in Transportation Design from Fachhochschule für Gestaltung in Pforzheim and a Master of Art, Vehicle Design from the Royal College of Art in London.

Donghui (Daniel) Li

Non-Executive Director

Member of the Compensation Committee and the Nominating and Governance Committee

Appointed

23 June 2022

Nationality

Chinese´

Outside Interests

Daniel Li holds a number of board positions notably Chairman of the Board of Lotus Group International Limited. Board member of Saxo Bank A/S, Proton Holdings Berhad and Lynk & Co Investment Co., Ltd. He is also an Independent Board member of YTO Express (International) Holdings Ltd.

Skills and Experience

Daniel Li combines experience from key accounting, financing and corporate management positions in China and now leads Zhejiang Geely Holding Group Co. Ltd., the global mobility technology group, as CEO.

Previously Daniel has served as CFO and General Manager for various companies including Guanxi Liugong Machinery Co. Ltd, China Academy of Post and Telecommunication, Cummins Inc. and BMW Brilliance Automotive Ltd.

Daniel holds a Bachelor of Philosophy from the Renmin University of China, a Master of Management Engineering from the Beijing Institute of Machinery Industry, China and Master of Business Administration from the Kelly School of Business at Indiana University, United States.

David Richter

Independent Non-Executive Director 1

Member of the Audit Committee

Appointed

23 June 2022

Nationality

American

Outside Interests

David is currently Vice President, Business and Corporate Development at DoorDash.

Skills and Experience

David Richter combines wide experience in high-growth technology companies, with leadership across business development, corporate development, legal, finance and product teams.

David is currently Vice President, Business and Corporate Development at DoorDash, a brand aiming to become the premier local commerce logistics platform. He has worked in micro-mobility, serving as the Chief Business Officer for Lime, where he was also interim CFO.

David Richter was Uber’s Vice President, Global Head of Business and Corporate Development and led the business development, corporate development and experiential marketing teams.

David holds a J.D. from Yale Law School and a B.A. from Cornell University.

1 Deemed as independent under the Nasdaq listing rules and Rule 10A-3 of the Securities Exchange Act of 1934, as amended.

Resolution 7: Appointment of auditor

The auditors of a company must be appointed or re-appointed at each general meeting at which the accounts are laid. Resolution 7 proposes, on the recommendation of the Audit Committee, the appointment of Deloitte LLP and Deloitte AB as the Company’s auditors, until the conclusion of the next general meeting of the Company at which accounts are laid.

The Audit Committee considers the reappointment of the external auditor each year before making a recommendation to the Board. The Board recommends the reappointment of the auditors.

Resolution 8: Remuneration of auditor

The Audit Committee reviews the fee structure, resourcing and terms of engagement for the external auditor annually; in addition, it reviews the non-audit services that the auditor provides to the group on a quarterly basis. The Board is seeking authority for the Audit Committee to fix the auditor’s remuneration.

Resolution 9: Purchase of own shares

Authority is sought in resolution 9 to purchase the Company’s own ordinary shares, up to a maximum of 70,156,338 Class A ordinary shares, until the next AGM or 28 December 2024, whichever is the earlier (the “Market Purchase Authority”). This represents 15% of the Class A ordinary shares in issue (excluding shares held in treasury) as at 2 June 2023, being the latest practicable date prior to the publication of the Notice. The Company’s exercise of this authority is subject to the stated upper and lower limits on the price payable, the upper limit being the price stipulated in Commission Delegated Regulation (EU) 2016/1052 as referred to in Article 5(6) of the UK Market Abuse Regulation (MAR), and the UK Listing Rules.

Pursuant to the Companies Act 2006, the Company can hold any shares which are repurchased as treasury shares and either re-sell them for cash, cancel them, either immediately or at a point in the future, or use them for the purposes of its employee share schemes. Holding the repurchased shares as treasury shares will give the Company the ability to re-sell or transfer them in the future and will provide the Company with additional flexibility in the management of its capital base. No dividends will be paid on, and no voting rights will be exercised in respect of, treasury shares. Shares held as treasury shares will not automatically be cancelled and will not be considered in future calculations of earnings per share (unless they are subsequently re-sold or transferred out of treasury).

The Directors consider it desirable and in the Company’s interests for shareholders to grant this authority. The Company will not, save in accordance with a predetermined, irrevocable and non-discretionary programme, repurchase shares in the period immediately preceding the preliminary announcement of its annual or half year results as dictated by the UK Listing Rules or MAR or, if shorter, between the end of the financial period concerned and the time of a relevant announcement or, except in accordance with the UK Listing Rules and the MAR, at any other time when the Directors would be prohibited from dealing in shares.

As at 2 June 2023, being the latest practicable date prior to publication of this notice, there were no outstanding warrants or options to subscribe for ordinary shares in the Company. As at 2 June 2023, the Company does not hold any ordinary shares in treasury within the meaning of the Companies Act 2006.

Resolution 10: Notice of general meetings

Under the provisions in the Companies Act 2006, public companies must call general meetings (other than an annual general meeting) on at least 21 clear days’ notice unless the company:

a. has obtained shareholder approval for the holding of general meetings on 14 clear days’ notice by passing an appropriate resolution at its most recent annual general meeting; and

b. offers the facility for shareholders to vote by electronic means accessible to all shareholders.

To enable the Company to utilize the shorter notice period of 14 days for calling such general meetings, shareholders are asked to approve this resolution. The shorter notice period would not be used as a matter of routine for such meetings, but only where the flexibility is merited by the business of the meeting and is thought to be to the advantage of shareholders as a whole. If granted, this authority will be effective until the Company’s next annual general meeting.

Recommendation

The Board believes the proposals described above regarding the resolutions to be proposed at the AGM to be in the best interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends that Shareholders vote in favour of each of the resolutions at the AGM, which the Directors intend to do in respect of their own beneficial holdings of Ordinary Shares representing 0.07% of the issued Ordinary Shares.

Administrative notes to the Notice of Annual General Meeting

Website address

Information regarding the meeting, including the information required by section 311A of the Companies Act 2006, is available from https://investors.polestar.com/corporate-governance/annual-general-meeting

Entitlement to attend and vote

Only shareholders registered on the Company’s register of members at 6.00 p.m. (British Summer Time) on 24 May 2023 or, if this meeting is adjourned, at close of business on the day two days prior to the adjourned meeting, shall be entitled to vote at the meeting.

Holders of ADSs

When is my voting entitlement fixed?

To instruct the Depositary to vote the ordinary shares represented by your ADSs at the AGM you must be a registered holder of ADSs at 5:00 p.m. (Eastern Daylight Time) on 23 May 2023 (the ‘ADS Record Date’). Your voting entitlement will depend on the number of ADSs you hold of the ADS Record Date.

How can I attend the Annual General Meeting in person?

ADS holders cannot attend or vote at the AGM.

How can I vote the Ordinary Shares represented by my ADSs?

If you are a registered holder of ADSs as of the ADS Record Date you will be able to instruct the Depositary to vote the Ordinary Shares represented by your ADSs on your behalf by completing and returning an ADS voting instruction card to the Depositary no later than the time and date specified in the ADS voting instruction card. The Depositary will send to registered holders of ADSs as of the ADS Record Date an ADS voting instruction card and an explanatory Depositary Notice. Please read the instructions carefully to ensure you have completed and signed the ADS voting instruction card correctly.

If you are an ADS holder holding via a bank, broker or nominee, you need to submit your vote through your bank, broker or nominee and complete the paperwork required by said party by their required deadlines.

By when do I have to submit my ADS vote to the Depositary?

Voting instructions via ADS voting instruction card must be received by the Depositary by 10:00 a.m. (Eastern Daylight Time) on 23 June 2023 in the manner and at the address specified in the ADS voting instruction card.

I already voted as an ADS Holder but have changed my mind – can I change my vote?

You can submit a new ADS voting instruction card at any time during the ADS voting period. If you wish to amend the ADS voting instruction card you must do so in writing and sign your new ADS voting instruction card.

The ADS voting instruction card received last received by the Depositary prior to the expiration of the ADS voting period will be the one that is followed.

I hold my ADSs in a street name – can I still vote?

You should contact your bank, broker or nominee for information on how to vote your ADSs.

Contact Details

IR Team

Polestar Automotive Holding UK PLC

Assar Gabrielssons Väg 9,

418 78 Göteborg,

Sweden

E-mail: ir@polestar.com

Company Secretary

Computershare Company Secretarial Services Limited

The Pavilions,

Bridgwater Road,

Bristol, BS13 8FD

United Kingdom

Tel: +44 (0) 370 702 0003

Registrar

Computershare Investor Services PLC,

The Pavilions,

Bridgwater Road,

Bristol, BS99 6ZZ

United Kingdom

Tel: +44 (0) 370 702 0003

ADS Depositary

Citibank ADS Holder Services

P.O. Box 43077

Providence,

Rhode Island, 02940-3077

USA

Tel (toll free): +1 877-CITI-ADR

Tel (outside US): 1-781-575-4555

Fax: 1-201-324-3284

E-mail: Citibank@shareholders-online.com